

Mail Stop 0306

March 11, 2005

Via Facsimile and U.S. Mail

Mr. Jay C. Leatherman, Jr.
Chief Financial Officer
Avitar, Inc.
65 Dan Road
Canton, MA 02021

      Re: **Avitar, Inc.**
              Form 10-KSB/A for the fiscal year ended September 30, 2004
              SEC File No. 1-15695

Dear Mr. Leatherman:

      In connection with our financial statement only review of the above Form 10-K and subsequent Exchange Act filings, we have the following additional accounting comments.

Form 10-KSB/A for the Fiscal Year Ended September 30, 2004

Item 6. Management's Discussion and Analysis or Plan of Operation

      Results of Operations

1. We note your revised disclosure in response to prior comment 3. We note that charges related to the replacement of products are included in both cost of sales and selling, general and administrative expenses. Supplementally tell us and revise the disclosure to further clarify the accounting policies for product replacements. Please differentiate between the two charges and tell us why they have been charged to two different financial statement line items. Please also clarify why "unit cost adjustments" were necessary in 2004 and clarify what that means. Apply the disclosure guidance in future filings.

2. Additionally, supplementally please provide us the disclosure required by paragraph 14 of FIN 45. If material, please revise the notes to consolidated financial statements in future filings to include this disclosure.

3. We refer to your response to our prior comment 9. In a supplemental response, please tell us more about the bases for reversing the accrued royalty in 2004. You state that in 2002 you informed the supplier that it had failed to meet the terms of the agreement. With what terms did the supplier fail to comply? What was your basis for concluding that the supplier had failed to adequately perform? Tell us whether there is any pending or threatened litigation with respect to this matter; and if so, how any related contingency is considered in your accounting. Also identify any contractual terms of the arrangement that support your assertion about the liability. As well, if you informed the supplier of the problem in 2002, why did you not reverse the accrual until 2004? Why is the timing appropriate? You also indicate that the certain product undertakings would prevent the supplier from curing the default. Please tell us what that means. Why did subsequent product undertakings impact any liability for prior royalties?

Financial Condition and Liquidity

4. We note your revised disclosure in response to our prior comment 13. In light of your pending registration statement, please expand to also make some statement regarding your progress with the plan accepted by AMEX in March 2004. That is, please make disclosure about whether your operating performance has been consistent with that plan. If relevant, this comment should also be applied with respect to the December 31, 2004, Form 10-QSB.

Item 8A. Controls and Procedures

5. We refer to your revisions in response to our prior comment 15. The revised disclosure states that "[y]our disclosure controls and procedures in place are adequate and effective to ensure material information and other information requiring disclosure is identified and communicated on a timely basis." You should revise to clearly state, if true, whether or not your disclosure controls and procedures are "effective" as that term is contemplated by Item 307 to Regulation S-B. Accordingly, you should delete the language currently appearing after the word "effective." If you elect to provide further definition of what that conclusion means, that description should, in all material respects, reflect the language set forth in the entire two sentence definition from Exchange Act Rule 13a-15(e). In light of your pending registration statement you should amend for this matter. You should also amend the Form 10-QSB as of December 31, 2004, to reflect the guidance from this comment.

*   *   *   *

As appropriate, please amend your Form 10-KSB/A and Form 10-QSB and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Cindy Dalton, Staff Accountant, at (202) 824-5308 or me at (202) 942-2862 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 942-1791.

Sincerely,



Gary Todd
Reviewing Accountant